SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

		Page

PART I
FINANCIAL INFORMATION
Item 1	Financial Statements
	Consolidated Statements of Income	1
	Consolidated Balance Sheets	2
	Consolidated Statements of Cash Flows	3
	Consolidated Statement of Shareholders’ Equity	4
	Notes to Consolidated Financial Statements	5
Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	22
Item 3	Quantitative and Qualitative Disclosures About Market Risk	39
Item 4	Controls and Procedures	40

PART II
OTHER INFORMATION
Item 1	Legal Proceedings	41
Item 4	Submission of Matters to a Vote of Security Holders	44
Item 5	Other Information	45
Item 6	Exhibits	46
Signatures		47
Exhibit 4.1
Exhibit 4.2
Exhibit 4.3
Exhibit 10.1
Exhibit 10.2
Exhibit 10.3
Exhibit 10.4
Exhibit 10.5
Exhibit 31.1
Exhibit 31.2
Exhibit 32.1

(i)

FRESENIUS MEDICAL CARE AG & Co. KGaA

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements

Consolidated Statements of Income
(Unaudited)
(In thousands, except per share data)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006

Net revenue:
Dialysis Care	$1,795,544	$1,651,665	$3,555,898	$2,924,198
Dialysis Products	608,669	513,767	1,168,986	988,164

	2,404,213	2,165,432	4,724,884	3,912,362
Costs of revenue:
Dialysis Care	1,270,916	1,179,499	2,532,256	2,106,544
Dialysis Products	295,910	256,888	570,890	498,483

	1,566,826	1,436,387	3,103,146	2,605,027
Gross profit	837,387	729,045	1,621,738	1,307,335
Operating expenses:
Selling, general and administrative	431,772	383,487	838,091	705,158
Gain on sale of dialysis clinics	—	(38,975)	—	(38,975)
Research and development	14,565	12,759	27,907	25,533

Operating income	391,050	371,774	755,740	615,619
Other (income) expense:
Interest income	(6,761)	(5,538)	(10,343)	(10,347)
Interest expense	98,336	104,839	196,829	165,843

Income before income taxes and minority interest	299,475	272,473	569,254	460,123
Income tax expense	113,781	137,911	216,347	209,044
Minority interest	7,014	5,066	13,949	5,546

Net income	$178,680	$129,496	$338,958	$245,533

Basic income per ordinary share	$0.60	$0.44	$1.15	$0.84

Fully diluted income per ordinary share	$0.60	$0.44	$1.14	$0.83

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(Unaudited)
(In thousands, except share and per share date)

	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	$207,026	$159,010
Trade accounts receivable, less allowance for doubtful accounts of $218,837 in 2007 and $207,293 in 2006	1,926,101	1,848,695
Accounts receivable from related parties	106,364	143,349
Inventories	587,843	523,929
Prepaid expenses and other current assets	496,179	443,854
Deferred taxes	304,950	293,079

Total current assets	3,628,463	3,411,916
Property, plant and equipment, net	1,845,910	1,722,392
Intangible assets	666,877	661,365
Goodwill	7,004,112	6,892,161
Deferred taxes	71,269	62,722
Other assets	333,741	294,125

Total assets	$13,550,372	$13,044,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$302,208	$316,188
Accounts payable to related parties	198,257	236,619
Accrued expenses and other current liabilities	1,338,500	1,194,939
Short-term borrowings	466,644	331,231
Short-term borrowings from related parties	28,629	4,575
Current portion of long-term debt and capital lease obligations	154,009	160,135
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	644,789	—
Income tax payable	68,635	116,059
Deferred taxes	26,947	15,959

Total current liabilities	3,228,618	2,375,705
Long-term debt and capital lease obligations, less current portion	3,740,829	3,829,341
Other liabilities	147,355	149,684
Pension liabilities	119,822	112,316
Income tax payable	118,912	—
Deferred taxes	367,403	378,487
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	627,255	1,253,828
Minority interest	100,555	75,158

Total liabilities	8,450,749	8,174,519
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,720,822 issued and outstanding	4,111	4,098
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 291,703,551 issued and outstanding	359,867	359,527
Additional paid-in capital	3,171,070	3,153,556
Retained earnings	1,508,948	1,358,397
Accumulated other comprehensive income (loss)	55,627	(5,416)

Total shareholders’ equity	5,099,623	4,870,162

Total liabilities and shareholders’ equity	$13,550,372	$13,044,681

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	For the Six Months Ended June 30,
	2007	2006

Operating Activities:
Net income	$338,958	$245,533
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Settlement of shareholder proceedings	—	(870)
Depreciation and amortization	170,492	141,819
Change in minority interest	23,326	8,343
Change in deferred taxes, net	8,060	(20,609)
Loss on sale of fixed assets and investments	1,086	6,123
Compensation expense related to stock options	10,191	7,093
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(40,657)	42,149
Inventories	(50,363)	(54,953)
Prepaid expenses, other current and non-current assets	(62,542)	(42,787)
Accounts receivable from/payable to related parties	(6,406)	8,106
Accounts payable, accrued expenses and other current and non-current liabilities	79,174	28,429
Income tax payable	36,412	18,656
Tax payments related to divestitures and acquisitions	—	(74,607)

Net cash provided by operating activities	507,731	312,425

Investing Activities:
Purchases of property, plant and equipment	(251,843)	(173,404)
Proceeds from sale of property, plant and equipment	11,616	13,500
Acquisitions and investments, net of cash acquired	(113,920)	(4,179,899)
Proceeds from divestitures	27,450	505,386

Net cash used in investing activities	(326,697)	(3,834,417)

Financing Activities:
Proceeds from short-term borrowings	31,602	43,019
Repayments of short-term borrowings	(44,528)	(49,316)
Proceeds from short-term borrowings from related parties	25,258	242,111
Repayments of short-term borrowings from related parties	(1,604)	(259,843)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $85,828 in 2006)	190,162	3,965,020
Repayments of long-term debt and capital lease obligations	(288,912)	(721,359)
Increase of accounts receivable securitization program	140,000	130,750
Proceeds from exercise of stock options	7,736	21,625
Proceeds from conversion of preference shares into ordinary shares	—	306,912
Dividends paid	(188,407)	(153,720)
Distributions to minority interest	(10,573)	(6,027)

Net cash (used in) provided by financing activities	(139,266)	3,519,172

Effect of exchange rate changes on cash and cash equivalents	6,248	18,876

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	48,016	16,056
Cash and cash equivalents at beginning of period	159,010	85,077

Cash and cash equivalents at end of period	$207,026	$101,133

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the six months ended June 30, 2007 (unaudited) and year ended December 31, 2006
(In thousands, except share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares		Additional		Foreign
	Number of	No Par	Number of	No Par	Paid in	Retained	Currency	Cash Flow
	Shares	Value	Shares	Value	Capital	Earnings	Translation	Hedges	Pensions	Total

Balance at December 31, 2005	83,286,537	$90,740	210,000,000	$270,501	$2,779,873	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options and related tax effects	313,164	395	1,561,407	1,989	51,202					53,586
Proceeds from conversion of preference shares into ordinary shares	(79,888,266)	(87,037)	79,888,266	87,037	306,759					306,759
Compensation expense related to stock options					16,610					16,610
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(888)					(888)
Comprehensive income (loss)
Net income						536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								18,223		18,223
Foreign currency translation							114,494			114,494
Adjustments relating to pension obligations, net of related tax effects									15,952	15,952

Comprehensive income										685,415
Effect of adoption of SFAS 158									(11,306)	(11,306)

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

Proceeds from exercise of options and related tax effects	9,387	13	253,878	340	7,323					7,676
Compensation expense related to stock options					10,191					10,191
Dividends paid						(188,407)				(188,407)
Comprehensive income (loss)
Net income						338,958				338,958
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								11,988		11,988
Foreign currency translation							47,508			47,508
Adjustments relating to pension obligations, net of related tax effects									1,547	1,547

Comprehensive income										400,001

Balance at June 30, 2007	3,720,822	$4,111	291,703,551	$359,867	3,171,070	$1,508,948	$55,817	$49,175	$(49,365)	$5,099,623

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co.  KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

Basis of Presentation

The consolidated financial statements at June 30, 2007 and for the three- and six-month periods ended June 30, 2007 and 2006 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2006 Annual Report on Form 20-F/A. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three- and six-month periods ended June 30, 2007 are not necessarily indicative of the results of operations for the year ending December 31, 2007.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction is reported on a net basis, i.e., excluded from revenues.

All share and per share amounts have been adjusted to reflect the stock split registered in the commercial register on June 15, 2007.

Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation including certain items in the cash flow statements which have been reclassified to decrease net cash provided by operating activities and net cash used in financing activities, each by $14.6 million.

2.	Pro Forma Financial Information

On March 31, 2006, the Company completed the acquisition of RCG (the “RCG Acquisition”). The operations of Renal Care Group, Inc. (“RCG”) acquired in 2006 are included in the Company’s consolidated statements of income and cash flows from April 1, 2006; therefore, the 2007 year-to-date results are not comparable with the year-to-date results for 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition had been consummated at the beginning of 2006. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods.

Six Months Ended
Unaudited	June 30, 2006

Pro forma net revenue	$4,222,897
Pro forma net income	245,771
Pro forma net income per ordinary share:
Basic	0.84
Fully Diluted	0.83

3.	Inventories

As of June 30, 2007 and December 31, 2006, inventories consisted of the following:

	June 30,	December 31,
	2007	2006

Raw materials and purchased components	$121,796	$108,584
Work in process	41,821	41,272
Finished goods	332,251	269,496
Health care supplies	91,975	104,577

Inventories	$587,843	$523,929

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of June 30, 2007 and December 31, 2006, short-term borrowings and short-term borrowings from related parties consisted of the following:

	June 30,	December 31,
	2007	2006

Borrowings under lines of credit	$60,644	$65,231
Accounts receivable facility	406,000	266,000

Short-term borrowings	466,644	331,231
Short-term borrowings from related parties	28,629	4,575

Short-term borrowings including related parties	$495,273	$335,806

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

5.	Long-term Debt and Capital Lease Obligations

As of June 30, 2007 and December 31, 2006, long-term debt and capital lease obligations consisted of the following:

	June 30,	December 31,
	2007	2006

Senior Credit Agreement	$3,477,305	$3,564,702
Euro Notes	270,100	263,400
EIB Agreements	84,618	84,618
Capital lease obligations	8,118	8,286
Other	54,697	68,470

	3,894,838	3,989,476
Less current maturities	(154,009)	(160,135)

	$3,740,829	$3,829,341

The following table shows the available and outstanding amounts under the Senior Credit Agreement at June 30, 2007, and December 31, 2006:

	Maximum Amount Available		Balance Outstanding
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006

Revolving Credit	$1,000,000	$1,000,000	$49,180	$67,827
Term Loan A	1,700,000	1,760,000	1,700,000	1,760,000
Term Loan B	1,728,125	1,736,875	1,728,125	1,736,875

	$4,428,125	$4,496,875	$3,477,305	$3,564,702

On June 26, 2007, the Company amended its Senior Credit Agreement to increase the aggregate amount of certain senior indebtedness the Company may incur in anticipation of issuing senior debt. On July 2, 2007, FMC Finance III S.A., a wholly owned subsidiary of the Company issued $500,000 aggregate principal amount of 6 7/8% Senior Notes due 2017. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by its subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). The proceeds, net of discounts and bank fees but prior to the payment of other offering related expenses, were used to reduce $300,000 of term indebtedness under the Company’s Senior Credit Agreement with the remaining $184,875 applied to the outstanding balance under its short-term accounts receivable facility (See Note 4).

6.	Shareholders’ Equity

Share Split

FMC-AG & Co. KGaA’s shareholders, during the Annual General Meeting held on May 15, 2007, approved a three-for-one share split for both ordinary and preference shares which became effective upon registration in the commercial register on June 15, 2007. In connection therewith, the Company transferred approximately $56,961 and $727 from additional paid in capital to ordinary shares and preference shares, respectively, to maintain a nominal value of €1 per each ordinary and each preference share. All share and per share amounts for all periods presented have been adjusted to reflect the stock split.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

7.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2007 and 2006:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Numerators:
Net income	$178,680	$129,496	$338,958	$245,533
less:
Dividend preference on preference shares	25	22	49	42

Income available to all classes of shares	$178,655	$129,474	$338,909	$245,491

Denominators:
Weighted average number of:
Ordinary shares outstanding	291,645,531	290,315,025	291,548,143	290,102,824
Preference shares outstanding	3,720,652	3,559,425	3,718,463	3,496,307

Total weighted average shares outstanding	295,366,183	293,874,450	295,266,606	293,599,131
Potentially dilutive ordinary shares	1,832,369	1,830,132	1,758,815	1,874,610
Potentially dilutive preference shares	150,747	224,886	152,187	250,665

Total weighted average ordinary shares outstanding assuming dilution	293,477,900	292,145,157	293,306,958	291,977,434
Total weighted average preference shares outstanding assuming dilution	3,871,399	3,784,311	3,870,650	3,746,972
Basic income per ordinary share	$0.60	$0.44	$1.15	$0.84
Plus preference per preference shares	0.01	0.01	0.01	0.01

Basic income per preference share	$0.61	$0.45	$1.16	$0.85

Fully diluted income per ordinary share	$0.60	$0.44	$1.14	$0.83
Plus preference per preference shares	0.01	0.00	0.01	0.01

Fully diluted income per preference share	$0.61	$0.44	$1.15	$0.84

8.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, which has been curtailed since 2002. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”) contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2007. FMCH made contribution of $565 in the six-month period ending June 30, 2007, and at this time expects to make voluntary contributions of $1,195 in total during 2007.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

The following table provides the calculations of net periodic benefit cost for the three-and six-month periods ended June 30, 2007 and 2006.

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Components of net periodic benefit cost:
Service cost	$2,180	$2,051	$4,311	$4,033
Interest cost	4,600	4,218	9,166	8,392
Expected return on plan assets	(4,090)	(3,840)	(8,180)	(7,680)
Amortization unrealized losses	1,273	2,119	2,546	4,323
Amortization of prior service cost	—	53	—	103

Net periodic benefit cost	$3,963	$4,601	$7,843	$9,171

9.	Income Taxes

The Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”) as of January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a two step approach to the recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the threshold is met, the tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement and is recognized in the financial statements. The implementation of this interpretation had no impact on the assets and liabilities of the Company.

FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis. In Germany, the tax audit for the years 1998 until 2001 is substantially finalized with all results of this tax audit sufficiently recognized in the financial statements as of December 31, 2006. Fiscal years 2002 until 2005 are currently under audit and fiscal year 2006 is open to audit. The Company filed a lawsuit against the decision of the tax authority regarding the disallowance of certain deductions taken for fiscal year 1997 and has included the related unrecognized tax benefit in the total unrecognized tax benefit noted below.

In the U.S., except for refund claims the Company has filed relative to the disallowance of tax deductions with respect to certain civil settlement payments for 2000 and 2001, the federal tax audit for the years 1999 through 2001 is completed. The tax has been paid and all results are recognized in the financial statements as of December 31, 2006. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below. Fiscal years 2002 through 2004 are currently under federal audit, and 2005 and 2006 are open to audit. There are a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.

Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

At adoption of FIN 48, the Company had $302,552 of unrecognized tax benefits including the amounts relating to the tax audit items for Germany and the U.S. noted above. The vast majority of these unrecognized tax benefits would reduce the effective tax rate if recognized. There have been no material changes to unrecognized tax benefits

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

during the six-month period ending June 30, 2007. The Company is currently not in the position to forecast timing and magnitude of changes in the unrecognized tax benefits. It is the Company’s policy to recognize interest and penalties related to its tax positions as income tax expense. At January 1, 2007, the Company had total accruals of $57,832 for such interest and penalties.

10.	Commitments and Contingencies

Legal Proceedings

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius AG (now called Fresenius SE). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
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patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. We will appeal the court’s rulings. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.

Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.

Other Litigation and Potential Exposures

RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. The Company anticipates that the individual defendants may seek to claim indemnification from RCG. The Company is unable at this time to assess the merits of any such claim for indemnification.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 16, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of

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Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.

In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.

From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted

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Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs”, which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

Information pertaining to the Company’s business segments for the three- and six-month periods ended June 30, 2007 and 2006 is set forth below, RCG’s operations are included commencing April 1, 2006.

	North
	America	International	Corporate	Total

Six months ended June 30, 2007
Net revenue external customers	$3,297,018	$1,427,866	$—	$4,724,884
Inter-segment revenue	516	39,373	(39,889)	—

Total net revenue	3,297,534	1,467,239	(39,889)	4,724,884

Depreciation and amortization	(104,697)	(64,787)	(1,008)	(170,492)

Operating Income	543,264	250,597	(38,121)	755,740

Segment assets	10,412,443	3,018,518	119,411	13,550,372
Capital expenditures and acquisitions(1)	219,909	145,708	146	365,763
Six months ended June 30, 2006
Net revenue external customers	$2,754,155	$1,158,207	$—	$3,912,362
Inter-segment revenue	599	27,144	(27,743)	—

Total net revenue	2,754,754	1,185,351	(27,743)	3,912,362

Depreciation and amortization	(86,528)	(54,571)	(743)	(141,842)

Operating Income	447,095	204,468	(35,944)	615,619

Segment assets	9,985,377	2,474,021	182,985	12,642,383
Capital expenditures and acquisitions(2)	4,284,197	69,057	49	4,353,303
Three months ended June 30, 2007
Net revenue external customers	$1,660,445	$743,768	$—	$2,404,213
Inter-segment revenue	86	18,835	(18,921)	—

Total net revenue	1,660,531	762,603	(18,921)	2,404,213

Depreciation and amortization	(51,651)	(33,420)	(510)	(85,581)

Operating income	284,815	130,019	(23,784)	391,050

Capital expenditures and acquisitions	97,880	61,298	103	159,281
Three months ended June 30, 2006
Net revenue external customers	$1,560,638	$604,794	$—	$2,165,432
Inter-segment revenue	418	14,558	(14,976)	—

Total net revenue	1,561,056	619,352	(14,976)	2,165,432

Depreciation and amortization	(51,513)	(28,787)	(284)	(80,584)

Operating income	282,924	108,750	(19,900)	371,774

Capital expenditures and acquisitions	297,260	34,799	33	332,092

(1)	International acquisitions exclude $5,316 of non-cash acquisitions for 2007.

(2)	International acquisitions exclude $6,684 of non-cash acquisitions for 2006. North America acquisitions include $4,145,190 for the acquisition of RCG at June 30, 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

			Six Months Ended
	Three Months Ended June 30,		June 30,
	2007	2006	2007	2006

Reconciliation of Measures to Consolidated Totals
Total operating income of reporting segments	$414,834	$391,674	$793,861	$651,563
Corporate expenses	(23,784)	(19,900)	(38,121)	(35,944)
Interest expense	(98,336)	(108,697)	(196,829)	(169,701)
Interest income	6,761	9,396	10,343	14,205

Total income before income taxes and minority interest	$299,475	$272,473	$569,254	$460,123

12.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Six Months Ended
	June 30,
	2007	2006

Supplementary cash flow information:
Cash paid for interest	$206,731	$123,947

Cash paid for income taxes	$166,893	$222,922

Cash inflow for income taxes from stock option exercises	$1,416	$2,263

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(187,083)	$(4,654,731)
Liabilities assumed	44,050	355,630
Minorities	12,228	55,794
Notes assumed in connection with acquisition	5,316	6,684

Cash paid	(125,489)	(4,236,623)
Less cash acquired	11,569	56,724

Net cash paid for acquisitions	$(113,920)	$(4,179,899)

13.	Supplemental Condensed Combining Information

FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by D-GmbH, a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees are held by four Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware which have issued trust preferred securities that are guaranteed by the Company through a series of undertakings by the Company and the Subsidiary Guarantors. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
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Capital Trust V. The following combining financial information for the Company is as of June 30, 2007 and December 31, 2006 and for the six-months ended June 30, 2007 and 2006, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the Six Months Period Ended June 30, 2007
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,135,152	$—	$4,501,256	$(911,524)	$4,724,884
Cost of revenue	—	877,637	—	3,121,386	(895,877)	3,103,146

Gross profit	—	257,515	—	1,379,870	(15,647)	1,621,738

Operating (income) expenses:
Selling, general and administrative	28,853	92,144	2,963	720,394	(6,263)	838,091
Research and development	—	19,843	—	7,910	154	27,907

Operating (loss) income	(28,853)	145,528	(2,963)	651,566	(9,538)	755,740

Other (income) expense:
Interest, net	6,349	8,055	94,378	80,084	(2,380)	186,486
Other, net	(407,395)	84,474	(280,999)	—	603,920	—

Income (loss) before income taxes and minority interest	372,193	52,999	183,658	571,482	(611,078)	569,254
Income tax expense (benefit)	33,235	54,019	(38,936)	203,534	(35,505)	216,347

Income (loss) before minority interest	338,958	(1,020)	222,594	367,948	(575,573)	352,907
Minority interest	—	—	—	—	13,949	13,949

Net income (loss)	$338,958	$(1,020)	$222,594	$367,948	$(589,522)	$338,958

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Six Months Period Ended June 30, 2006
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$816,694	$—	$3,798,000	$(702,332)	$3,912,362
Cost of revenue	—	603,508	—	2,699,623	(698,104)	2,605,027

Gross profit	—	213,186	—	1,098,377	(4,228)	1,307,335

Operating (income) expenses:
Selling, general and administrative	62,129	76,733	14,438	583,871	(32,013)	705,158
Gain on sale of legacy clinics	—	—	—	(38,975)	—	(38,975)
Research and development	—	18,607	—	6,926	—	25,533

Operating (loss) income	(62,129)	117,846	(14,438)	546,555	27,785	615,619

Other (income) expense:
Interest, net	15,061	7,397	77,273	56,741	(976)	155,496
Other, net	(337,715)	68,445	(197,202)	—	466,472	—

Income before income taxes and minority interest	260,525	42,004	105,491	489,814	(437,711)	460,123
Income tax expense (benefit)	14,992	42,497	(36,684)	210,155	(21,916)	209,044

Income (loss) before minority interest	245,533	(493)	142,175	279,659	(415,795)	251,079
Minority interest	—	—	—	—	5,546	5,546

Net income (loss)	$245,533	$(493)	$142,175	$279,659	$(421,341)	$245,533

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At June 30, 2007
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$—	$33	$—	$206,993	$—	$207,026
Trade accounts receivable, less allowance for doubtful accounts	—	145,037	—	1,781,064	—	1,926,101
Accounts receivable from related parties	977,461	477,370	327,302	1,153,828	(2,829,597)	106,364
Inventories	—	154,843	—	509,033	(76,033)	587,843
Prepaid expenses and other current assets	22,412	31,289	150	449,507	(7,179)	496,179
Deferred taxes	1,524	—	—	268,895	34,531	304,950

Total current assets	1,001,397	808,572	327,452	4,369,320	(2,878,278)	3,628,463
Property, plant and equipment, net	168	105,325	—	1,796,547	(56,130)	1,845,910
Intangible assets	104	12,816	—	653,957	—	666,877
Goodwill	—	3,289	—	7,000,823	—	7,004,112
Deferred taxes	—	12,175	—	52,724	6,370	71,269
Other assets	5,878,335	1,227,181	7,528,473	(3,518,937)	(10,781,311)	333,741

Total assets	$6,880,004	$2,169,358	$7,855,925	$10,354,434	$(13,709,349)	$13,550,372

Current liabilities:
Accounts payable	$288	$24,244	$—	$277,676	$—	$302,208
Accounts payable to related parties	279,683	302,546	943,901	1,517,333	(2,845,206)	198,257
Accrued expenses and other current liabilities	22,249	118,118	7,782	1,177,823	12,528	1,338,500
Short-term borrowings	—	—	—	466,644	—	466,644
Short-term borrowings from related parties	997,095	9,530	—	(894,820)	(83,176)	28,629
Current portion of long-term debt and capital lease obligations	763	270	137,500	15,476	—	154,009
Company-guaranteed debentures of subsidiaries-current portion	—	—	—	644,789	—	644,789
Income tax payable	52,367	—	—	25,756	(9,488)	68,635
Deferred taxes	—	6,815	—	18,054	2,078	26,947

Total current liabilities	1,352,445	461,523	1,089,183	3,248,731	(2,923,264)	3,228,618
Long term debt and capital lease obligations, less current portion	329,721	405	2,280,334	4,969,157	(3,838,788)	3,740,829
Long term borrowings from related parties	4,259	209,654	—	894,820	(1,108,733)	—
Other liabilities	38,303	9,427	—	88,059	11,566	147,355
Pension liabilities	2,829	115,324	—	1,669	—	119,822
Income tax payable	41,044	—	—	51,964	25,904	118,912
Deferred taxes	11,780	—	—	344,320	11,303	367,403
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	627,255	—	627,255
Minority interest	—	—	7,412	93,143	—	100,555

Total liabilities	1,780,381	796,333	3,376,929	10,319,118	(7,822,012)	8,450,749
Shareholders’ equity:	5,099,623	1,373,025	4,478,996	35,316	(5,887,337)	5,099,623

Total liabilities and shareholders’ equity	$6,880,004	$2,169,358	$7,855,925	$10,354,434	$(13,709,349)	$13,550,372

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At December 31, 2006
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$22	$34	$—	$158,954	$—	$159,010
Trade accounts receivable, less allowance for doubtful accounts	—	122,987	—	1,725,708	—	1,848,695
Accounts receivable from related parties	1,483,462	835,512	290,288	1,830,293	(4,296,206)	143,349
Inventories	—	130,967	—	457,426	(64,464)	523,929
Prepaid expenses and other current assets	18,455	20,633	50	408,850	(4,134)	443,854
Deferred taxes	1,586	—	—	262,476	29,017	293,079

Total current assets	1,503,525	1,110,133	290,338	4,843,707	(4,335,787)	3,411,916
Property, plant and equipment, net	174	97,244	—	1,678,511	(53,537)	1,722,392
Intangible assets	70	13,969	—	647,326	—	661,365
Goodwill	—	3,207	—	6,888,954	—	6,892,161
Deferred taxes	—	11,825	—	40,429	10,468	62,722
Other assets	5,105,547	869,630	7,363,951	(1,532,867)	(11,512,136)	294,125

Total assets	$6,609,316	$2,106,008	$7,654,289	$12,566,060	$(15,890,992)	$13,044,681

Current liabilities:
Accounts payable	$306	$20,399	$—	$295,483	$—	$316,188
Accounts payable to related parties	351,450	642,878	926,178	3,496,135	(5,180,022)	236,619
Accrued expenses and other current liabilities	17,617	91,634	8,450	1,064,412	12,826	1,194,939
Short-term borrowings	—	—	—	331,231	—	331,231
Short-term borrowings from related parties	954,896	9,155	—	(950,321)	(9,155)	4,575
Current portion of long-term debt and capital lease obligations	744	263	137,500	21,628	—	160,135
Income tax payable	40,551	—	—	63,929	11,579	116,059
Deferred taxes	—	6,174	—	15,982	(6,197)	15,959

Total current liabilities	1,365,564	770,503	1,072,128	4,338,479	(5,170,969)	2,375,705
Long term debt and capital lease obligations, less current portion	329,918	395	2,367,731	4,853,043	(3,721,746)	3,829,341
Long term borrowings from related parties	4,153	204,453	—	—	(208,606)	—
Other liabilities	18,872	9,462	—	112,350	9,000	149,684
Pension liabilities	2,580	107,357	—	2,379	—	112,316
Deferred taxes	18,067	—	—	309,140	51,280	378,487
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,253,828	—	1,253,828
Minority interest	—	—	7,412	67,746	—	75,158

Total liabilities	1,739,154	1,092,170	3,447,271	10,936,965	(9,041,041)	8,174,519
Shareholders’ equity:	4,870,162	1,013,838	4,207,018	1,629,095	(6,849,951)	4,870,162

Total liabilities and shareholders’ equity	$6,609,316	$2,106,008	$7,654,289	$12,566,060	$(15,890,992)	$13,044,681

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Six Months Period Ended June 30, 2007
		Guarantor
	FMC-AG &	Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$338,958	$(1,020)	$222,594	$367,948	$(589,522)	$338,958
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	(262,152)	—	(280,999)	—	543,151	—
Depreciation and amortization	1,009	15,048	—	162,539	(8,104)	170,492
Change in minority interest	—	—	—	2,959	20,367	23,326
Change in deferred taxes, net	(4,256)	181	—	14,267	(2,132)	8,060
(Gain) Loss on investments	(294)	—	—	—	294	—
(Gain) Loss on sale of fixed assets and investments	—	(262)	—	1,348	—	1,086
Compensation expense related to stock options	10,191	—	—	—	—	10,191
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(18,626)	—	(22,031)	—	(40,657)
Inventories	—	(20,223)	—	(41,665)	11,525	(50,363)
Prepaid expenses and other current and non-current assets	2,599	(1,846)	24,555	(80,879)	(6,971)	(62,542)
Accounts receivable from/payable to related parties	(75,963)	(112,130)	16,223	146,356	19,108	(6,406)
Accounts payable, accrued expenses and other current and non-current liabilities	2,057	30,372	(668)	46,164	1,249	79,174
Income tax payable	30,449	—	(38,936)	43,223	1,676	36,412

Net cash provided by (used in) operating activities	42,598	(108,506)	(57,231)	640,229	(9,359)	507,731

Investing Activities:
Purchases of property, plant and equipment	(146)	(19,411)	—	(241,236)	8,950	(251,843)
Proceeds from sale of property, plant and equipment	3	589	—	11,024	—	11,616
Disbursement of loans to related parties	119,380	214	196,154	(140)	(315,608)	—
Acquisitions and investments, net of cash acquired	(6,712)	—	—	(113,920)	6,712	(113,920)
Proceeds from divestitures	—	—	—	27,450	—	27,450

Net cash provided by (used in) investing activities	112,525	(18,608)	196,154	(316,822)	(299,946)	(326,697)

Financing Activities:
Short-term borrowings, net	23,265	127,113	—	(139,650)	—	10,728
Long-term debt and capital lease obligations, net	(376)	—	(138,663)	(275,319)	315,608	(98,750)
Increase of accounts receivable securitization program	—	—	—	140,000	—	140,000
Proceeds from exercise of stock options	6,351	—	—	1,385	—	7,736
Dividends paid	(188,407)	—	—	(830)	830	(188,407)
Capital increase (decrease)	—	—	—	6,712	(6,712)	—
Distributions to minority interest	—	—	(260)	(10,313)	—	(10,573)

Net cash (used in) provided by financing activities	(159,167)	127,113	(138,923)	(278,015)	309,726	(139,266)

Effect of exchange rate changes on cash and cash equivalents	4,025	—	—	2,644	(421)	6,248

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(19)	(1)	—	48,036	—	48,016
Cash and cash equivalents at beginning of period	19	34	—	158,957	—	159,010

Cash and cash equivalents at end of period	$—	$33	$—	$206,993	$—	$207,026

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Six Months Period Ended June 30, 2006
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$245,533	$(493)	$142,175	$279,659	$(421,341)	$245,533
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(220,017)	—	(197,202)	—	417,219	—
Settlement of shareholder proceedings	—	—	—	—	(870)	(870)
Depreciation and amortization	743	14,143	—	134,204	(7,271)	141,819
Change in minority interest	—	—	—	—	8,343	8,343
Change in deferred taxes, net	(14,564)	(2,185)	—	(17,879)	14,019	(20,609)
(Gain) loss on sale of fixed assets and investments	—	(28)	—	6,151	—	6,123
Compensation expense related to stock options	7,093	—	—	—	—	7,093
Cash inflow (outflow) from hedging	—	127	—	(127)	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(5,079)	—	47,228	—	42,149
Inventories	—	(19,640)	—	(40,736)	5,423	(54,953)
Prepaid expenses and other current and non-current assets	34,619	(6,318)	25,700	(60,858)	(35,930)	(42,787)
Accounts receivable from/payable to related parties	(14,667)	22,079	31,568	(38,344)	7,470	8,106
Accounts payable, accrued expenses and other current and non-current liabilities	(4,598)	19,974	16,545	(8,379)	4,887	28,429
Income tax payable	546	—	(36,684)	52,625	2,169	18,656
Tax payments related to divestitures and acquisitions	—	—	—	(74,607)	—	(74,607)

Net cash provided by (used in) operating activities	34,688	22,580	(17,898)	278,937	(5,882)	312,425

Investing Activities:
Purchases of property, plant and equipment	(49)	(13,515)	—	(164,721)	4,881	(173,404)
Proceeds from sale of property, plant and equipment	81	219	—	13,200	—	13,500
Disbursement of loans to related parties	(307,253)	65	(3,131,698)	—	3,438,886	—
Acquisitions and investments, net of cash acquired	124	—	—	(4,179,775)	(248)	(4,179,899)
Proceeds from divestitures	—	—	—	505,386	—	505,386

Net cash (used in) provided by investing activities	(307,097)	(13,231)	(3,131,698)	(3,825,910)	3,443,519	(3,834,417)

Financing Activities:
Short-term borrowings, net	(19,511)	(8,252)	—	3,734	—	(24,029)
Long-term debt and capital lease obligations, net	108,167	(861)	1,899,856	4,675,385	(3,438,886)	3,243,661
Increase of accounts receivable securitization program	—	—	—	130,750	—	130,750
Proceeds from exercise of stock options	19,362	—	—	2,263	—	21,625
Proceeds from conversion of preference shares into ordinary shares	306,912	—	—	—	—	306,912
Dividends paid	(153,720)	—		(1,133)	1,133	(153,720)
Capital Increase	—	—	1,250,000	(1,250,248)	248	—
Change in minority interest	—	—	(260)	(5,767)	—	(6,027)

Net cash provided by (used in) financing activities	261,210	(9,113)	3,149,596	3,554,984	(3,437,505)	3,519,172

Effect of exchange rate changes on cash and cash equivalents	11,288	10	—	7,710	(132)	18,876

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	89	246	—	15,721	—	16,056
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$90	$272	$—	$100,771	$—	$101,133

PART I

FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F/A for the year ended December 31, 2006.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We made these forward-looking statements based on the expectations and beliefs of the management of the Company’s General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	changes in government and commercial insurer reimbursement for our products and services;

•	a possible decline in EPO utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and healthcare reforms;

•	product liability risks and patent litigation; our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	changes in pharmaceutical utilization patterns.

When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing and other services. We estimate that providing dialysis services and manufacturing/distributing dialysis products and equipment represents an over $55 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treating the patient’s other conditions, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in dialysis services revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis treatments. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

The Medicare Prescription Drug, Modernization and Improvement Act of 2003 (“MMA”), enacted on December 8, 2003, made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. These changes are reflected in regulations promulgated by the Centers for Medicare and Medical Services (“CMS”) and in the physician fee schedules beginning with calendar year 2005.

In regulations mandated by MMA and adopted in 2005, CMS provided that pharmaceuticals furnished in connection with renal dialysis services and separately billed by hospital-based and independent dialysis facilities will be paid using the average sales price plus six percent methodology (“ASP+6%”) adopted in 2006. Second, the drug add-on adjustment to the composite payment rate for 2006 was 14.5%. CMS increased it to 15.1% for the first quarter of the calendar year 2007. Effective April 1, 2007, the drug add-on rate is 14.9%. The drug add-on adjustment was created to account for changes in the drug payment methodology enacted by the MMA. Third, as part of a MMA-mandated transition for calculations of the wage index for dialysis facilities, the wage index adjustment has been updated to a 50/50 blend between an ESRD facility’s metropolitan statistical area-based composite rate and its calendar year 2007 Office of Management and Budget revised core-based statistical area (“CBSA”) rate.

CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2007 but that there will be some variance depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.8 percent more in 2007. The Company’s estimates of these changes on its business are consistent with the CMS calculations. Unlike many other programs in Medicare, the ESRD composite rate is not automatically updated each year by law. As a result, an Act of Congress is required to make the annual change. Congress authorized a 1.6% increase to the composite rate effective April 1, 2007. For additional discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our 2006 Annual Report on Form 20-F/A.

In 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. The new policy, as discussed in prior year reports, took effect on April 1,

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

2006. As a result of this new policy, CMS expects a monthly 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent monthly, payment for the amount administered will be reduced by 25%. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS limited Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. Our policies on billing for erythropoietin stimulating agents comply with CMS policies. In March 2007, at the request of the FDA, the manufacturer of Epogen and Aranesp added a blackbox safety warning (the highest level of safety warning imposed by the FDA) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”). We recommend that treating physicians review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions. It is not currently possible to predict with certainty whether physicians may change their prescribing patterns for ESRD patients in response to the revisions to the Epogen package label insert or the amendments to the K/DOQI guidelines. If any such changes result in a material decrease in the aggregate volume of Epogen administered in our facilities, it would have a material adverse impact on our revenues, earnings and cash flows.

In July, 2007, CMS announced a further revision to the national monitoring policy, to be effective January 1, 2008. The revision (a) reduces the monthly aggregate maximum dose from 500,000 IU of Epogen and 1500 mcg for Aranesp to 400,000 IU for Epogen and 1200 MCG for Aranesp; and (b) in instances where a patients hemoglobin remains above 13 for three months, the dose for which payment may be made in the third month will be reduced by 50% of the reported dose. These revisions are subject to public comment and thus could be modified prior to implementation.

Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and are discussed separately below in the discussion of our consolidated results of operations.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Results of Operations

The following table summarizes our financial performance and certain operating results by segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance. The operations of RCG are included in our consolidated statements of income and cash flows from April 1, 2006. Therefore, the results of the first six months of 2007 on both a consolidated basis and for our North America segment are not directly comparable with the results for the first six months of 2006.

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
	(In millions)		(In millions)

Total revenue
North America	$1,660	$1,561	$3,297	$2,754
International	763	618	1,468	1,186

Totals	2,423	2,179	4,765	3,940

Inter-segment revenue
North America	—	—	—	—
International	19	14	40	28

Totals	19	14	40	28

Total net revenue
North America	1,660	1,561	3,297	2,754
International	744	604	1,428	1,158

Totals	2,404	2,165	4,725	3,912

Amortization and depreciation
North America	52	51	105	86
International	33	29	65	55

Totals	85	80	170	141

Operating income
North America	285	283	543	447
International	130	109	251	205
Corporate	(24)	(20)	(38)	(36)

Totals	391	372	756	616

Interest income	7	5	10	10
Interest expense	(99)	(105)	(197)	(166)
Income tax expense	(113)	(137)	(216)	(208)
Minority interest	(7)	(5)	(14)	(6)

Net Income	$179	$130	$339	$246

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Three months ended June 30, 2007 compared to three months ended June 30, 2006

	Key Indicators for Consolidated Financial Statements
	Three Months	Three Months	Change in %
	Ended	Ended		At Constant
	June 30,	June 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	6,587,685	6,160,236	7%
Same market treatment growth in %	4.1%	3.6%
Revenue in $ million	2,404	2,165	11%	9%
Gross profit as a % of revenue	34.8%	33.7%
Selling, general and administrative costs as a % of revenue	18.0%	17.7%
Net income in $ million	179	130	38%

The number of treatments in the second quarter of 2007 represents an increase of 7% over the same period in 2006. Same market treatment growth contributed 4% and 4% came from other acquisitions partially offset by sold or closed clinics (1%).

At June 30, 2007, we owned, operated or managed 2,209 clinics compared to 2,078 clinics at June 30, 2006. During the second quarter of 2007, we acquired 11 clinics, opened 16 clinics and combined or closed 12 clinics. The number of patients treated in clinics that we own, operate or manage (excluding those managed in the U.S.) increased by 6% to 171,687 at June 30, 2007 from 161,675 at June 30, 2006. Including 32 clinics managed in the U.S. the total number of patients was 173,616. Average revenue per treatment for world-wide dialysis services increased to $273 from $268 as a result of increases in both the North America and International segments. Net revenue increased for the quarter ended June 30, 2007 over the comparable period in 2006 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 9% to $1,796 million (8% at constant exchange rates) in the second quarter of 2007 mainly due to organic growth of 7% (consisting of the growth in same market treatments (4%) and increased revenue per treatment (3%)), acquisitions (2%), and exchange rate fluctuations (1%), partially offset by sold or closed clinics (1%).

Dialysis product revenue increased by 18% to $608 million (13% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines and dialyzers.

The increase in gross profit margin is primarily a result of higher per treatment revenue rates and growth in regions with higher gross margins.

Selling, general and administrative (“SG&A”) costs increased to $432 million in the second quarter of 2007 from $383 million in the same period of 2006. SG&A costs as a percentage of revenue increased to 18.0% in the second quarter of 2007 from 17.7% in the second quarter of 2006. The percentage increase is mainly due to increased personnel expenses. The second quarter of 2006 was impacted by the effects of one time charges of $4 million (0.1%) related to the integration of the RCG Acquisition and the transformation of the Company’s legal form. Bad debt expense for the three months ending June 30, 2007, was $51 million or 2.1% of sales, as compared to $48 million or 2.2% for the comparable period in 2006.

Operating income increased to $391 million in the second quarter in 2007 from $372 million in the second quarter of 2006 while operating income margin decreased to 16.3% for the period ending June 30, 2007 from 17.2%

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

for the same period in 2006. The margin decrease was a result of the effect of a gain of $39 million (1.8%) in 2006 from the divestiture of dialysis clinics in conjunction with the RCG Acquisition (“acquisition-related divestitures”) and the increase in 2007 in SG&A as a percentage of revenue as noted above, partially offset by the increased gross margins as noted above. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration and transformation, the operating income margin increased to 16.3% in the second quarter 2007 from 15.5% in the same period in 2006.

Interest expense decreased 6% to $99 million for the second quarter in 2007 from $105 million for the second quarter in 2006 mainly as a result of reduced debt levels in combination with lower average interest rates in 2007. We will recognize an additional $5 million of interest expense in the third quarter of 2007 as a result of the write off of the unamortized fees related to the prepayment of the term loans of our Senior Credit Agreement.

Income tax expense decreased to $113 million for the second quarter in 2007 from $137 million for the three-month period ending June 30, 2006 mainly due to the impact in 2006 of a tax expense related to the gain from the divestiture of clinics in the U.S. in 2006. The effective tax rate for the quarter ended June 30, 2007 was 38.0% compared to 50.6% during the same period in 2006. The tax rate for 2006 would have been 40.2% excluding the impact of the divestiture.

Minority interest in income increased by $2 million as a result of a number of entities acquired in Asia-Pacific that are not wholly owned.

Net income increased to $179 million in the three-month period ending June 30, 2007 from $130 million in the same period in 2006. The second quarter 2006 was affected by the after-tax effects of $5 million net loss from the acquisition-related divestitures of clinics and $2 million integration costs related to the RCG Acquisition and $1 million costs for transformation of legal form.

We employed 60,031 people (full time equivalents) as of June 30, 2007 compared to 56,803 as of December 31, 2006, an increase of 5.7% primarily due to acquisitions in Asia-Pacific and organic growth in the U.S.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	Three Months	Three Months
	Ended	Ended
	June 30,	June 30,
	2007	2006	Change in %

Number of treatments	4,596,264	4,462,618	3%
Same market treatment growth in %	2.8%	1.6%
Revenue in $ million	1,660	1,561	6%
Depreciation and amortization in $ million	52	51
Operating income in $ million	285	283	1%
Operating income margin in %	17.2%	18.1%

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Revenue

Treatments increased by 3% for the three-month period ending June 30, 2007 as compared to the same period in 2006 mainly due to same market growth (3%) and acquisitions (1%) partially offset by sold or closed clinics (1%). At June 30, 2007, 120,270 patients (a 2% increase over the same period in the prior year) were being treated in the 1,581 clinics that we own or operate in the North America segment, compared to 117,830 patients treated in 1,540 clinics at June 30, 2006. The average revenue per treatment in the second quarter increased to $323 during 2007 from $314 in 2006. In the U.S., the average revenue per treatment increased to $327 in the second quarter 2007 from $317 for the second quarter 2006. The improvement in the revenue rate per treatment is primarily due to improved commercial payor rates, a 1.6% increase in the Medicare composite rate, and an increase in the drug add-on adjustment.

Net revenue for the North America segment for the second quarter 2007 increased as a result of increases in dialysis care revenue by 5% to $1,499 million from $1,428 million and product sales revenue by 21% to $161 million from $133 million.

The 5% increase in dialysis care revenue was driven by same market treatment growth (3%) and from acquisitions (1%) partially offset by sold or closed clinics (2%). In addition, revenue per treatment improved 3%. The administration of EPO represented approximately 21% and 22% of total North America dialysis care revenue for the three-month periods ending June 30, 2007 and 2006, respectively.

The product revenue increase was driven mostly by a higher sales volume of hemodialysis machines and sales of the phosphate binding drug, PhosLo® which was acquired in late 2006.

Operating Income

Operating income increased by 1% to $285 million for the three-month period ended June 30, 2007 from $283 million for the same period in 2006. Operating income margin decreased to 17.2% for the second quarter in 2007 as compared to 18.1% for the same period in 2006 due to the effects of the gain of $39 million in 2006 from the acquisition-related divestitures, partially offset by the effects of one time charges in 2006 of $3 million related to the integration of the RCG Acquisition. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration and transformation, the operating income margin increased to 17.2% in the second quarter 2007 from 15.5% in the same period in 2006, primarily due to higher revenue rates per treatment, PhosLo® sales, and a higher volume of products sold, partially offset by higher personnel costs. Cost per treatment increased to $267 in 2007 from $263 in 2006.

International Segment

	Key Indicators for International Segment
	Three Months	Three Months	Change in %
	Ended	Ended		At Constant
	June 30,	June 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	1,991,421	1,697,618	17%
Same market treatment growth in %	7.3%	7.9%
Revenue in $ million	744	604	23%	15%
Depreciation and amortization in $ million	33	29	16%
Operating income in $ million	130	109	20%
Operating income margin in %	17.5%	18.0%

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Revenue

Treatments increased by 17% for the three-month period ending June 30, 2007 over the same period in 2006 mainly due to same market growth (7%) and acquisitions (11%) partially offset by sold or closed clinics (1%). As of June 30, 2007, 51,417 patients (a 17% increase over the same period in the prior year) were being treated at 628 clinics that we own, operate or manage in the International segment compared to 43,845 patients treated at 538 clinics at June 30, 2006. The average revenue per treatment increased to $149 from $132 due to increased reimbursement rates ($7) and the strengthening of local currencies against the U.S. dollar ($10).

The increase in net revenues for the International segment to $744 million for the three-month period ending June 30, 2007 over $604 million in the same period in 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 5%. Organic growth during the period was 10% at constant exchange rates.

Including the effects of the acquisitions, European region revenue increased 19% (11% at constant exchange rates), Latin America region revenue increased 25% (16% at constant exchange rates), and Asia Pacific region revenue increased 38% (36% at constant exchange rates).

Total dialysis care revenue for the International segment increased during the second quarter of 2007 by 32% (24% at constant exchange rates) to $296 million in 2007 from $224 million in the same period of 2006. This increase is a result of same market treatment growth (7%), contributions from acquisitions (11%), an increase in revenue per treatment (6%) and exchange rate fluctuations (8%).

Total dialysis product revenue for the second quarter of 2007 increased by 17% (10% at constant exchange rates) to $448 million mostly due to increased sales of hemodialysis machines, peritoneal dialysis products and dialyzers.

Operating Income

Operating income increased by 20% to $130 million primarily as a result of an increase in treatment volume, acquisitions and in volume of products sold. Operating income margin decreased to 17.5% from 18.0%. The margin decrease was mainly a result of higher growth in the dialysis care business which has lower than average margins.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

	Key Indicators for Consolidated Financial Statements
	Six Months	Six Months	Change in%
	Ended	Ended		At constant
	June 30,	June 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	12,998,037	11,182,080	16%
Same market treatment growth in %	4.0%	4.3%
Revenue in $ million	4,725	3,912	21%	19%
Gross profit as a % of revenue	34.3%	33.4%
Selling, general and administrative costs as a % of revenue	17.7%	18.0%
Net income in $ million	339	246	38%

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

We provided 12,998,037 treatments for the six month period ending June 30, 2007, an increase of 16% over the same period in 2006. Same market treatment growth contributed 4%, the RCG Acquisition, net of the acquisition-related divestitures, contributed 9%, and additional growth from other acquisitions contributed 4%, partially offset by sold or closed clinics (1%).

During the first six months of 2007, we acquired 84 clinics, opened 34 clinics and combined or closed 17 clinics. Average revenue per treatment for world-wide dialysis services increased to $274 from $262 as a result of increases in both the North America and International segments. Net revenue increased for the six months ended June 30, 2007 over the comparable period in 2006 due to growth in revenue in both dialysis care and dialysis products and the net effects of the RCG Acquisition.

Dialysis care revenue grew by 22% to $3,556 million (21% at constant exchange rates) for the six month period ended June 30, 2007 mainly due to the RCG Acquisition net of acquisition-related divestitures (11%), growth in same market treatments (4%), increased revenue per treatment (4%), other acquisitions (3%) and exchange rate fluctuations (1%), partially offset by sold or closed clinics (1%).

Dialysis product revenue increased by 18% to $1,169 million (13% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, peritoneal dialysis products and dialyzers.

The increase in gross profit margin is primarily a result of higher treatment rates, partially offset by higher personnel expenses and disproportionately high growth in Latin America and Asia-Pacific regions with lower gross margins as well as reduced machine sales in Germany as a result of accelerated sales in 2006 due to an increase in VAT as of January 1, 2007.

Selling, general and administrative (“SG&A”) costs increased to $838 million for the six month period ending June 30, 2007 from $705 million in the same period of 2006. SG&A costs as a percentage of sales decreased to 17.7% in six months ended June 30, 2007 from 18.0% in the same period of 2006 mainly due to increased sales in the International segment partially offset by higher personnel expenses and higher bad debt expenses. The second quarter of 2006 was impacted by the effects of one time charges of $4 million related to the integration of the RCG Acquisition and the transformation of the Company’s legal form. Bad debt expense for the first half year of 2007, was $100 million or 2.1% of sales, as compared to $78 million or 2.0% for the comparable period in 2006. This increase was due to collections in 2006 of accounts written off previously.

Operating income increased to $756 million in the six-month period ended June 30, 2007 from $616 million in the same period in 2006. Operating income margin increased to 16.0% for the period ending June 30, 2007 from 15.7% for the same period in 2006 due to increased gross margins as noted above and the decrease in SG&A as a percentage of sales as noted above, partially offset by higher personnel costs and the effects of a $39 million gain in 2006 from the acquisition-related divestitures. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration and transformation, the operating income margin increased to 16.0% in the second quarter 2007 from 14.8% in the same period in 2006.

Interest expense increased 19% to $197 million for the first half of 2007 from $166 million for the same period in 2006 mainly as a result of increased debt due to the RCG Acquisition which occurred at the end of March 2006. The first half of 2006 was impacted by a $15 million write off of fees related to the 2003 Senior Credit Agreement which was replaced by our Senior Credit Agreement in connection with the RCG Acquisition. We will recognize an additional $5 million of interest expense in the third quarter of 2007 as a result of the write off of the unamortized fees related to the prepayment of the term loans of our Senior Credit Agreement.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Income tax expense increased to $216 million for the six-month period ending June 30, 2007 from $208 million for the six-month period ending June 30, 2006. The effective tax rate for the six-month period ended June 30, 2007 was 38.0% compared to 45.4% during the same period in 2006, a decrease mainly due to the impact of tax charges related to the gain from the acquisition-related divestitures.

Minority interest increased by $8 million as a result of a number of entities acquired in connection with the RCG Acquisition in 2006 and additional Asia-Pacific acquisitions in 2007 that are not wholly owned.

Net income increased to $339 million in the six-month period ending June 30, 2007 from $246 million in the same period in 2006. The six-month period ended June 30, 2006 was affected by the after-tax effects of $9 million of charges from the write off of fees related to the 2003 Credit Agreement, $5 million net loss on the sale of acquisition-related divestitures, $2 million costs for the RCG integration and $1 million costs for the transformation of legal form.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2007	2006	Change in %

Number of treatments	9,077,341	7,838,524	16%
Same market treatment growth in %	2.8%	2.0%
Revenue in $ million	3,297	2,754	20%
Depreciation and amortization in $ million	105	86	21%
Operating income in $ million	543	447	22%
Operating income margin in %	16.5%	16.2%

Revenue

Treatments increased by 16% for the six-month period ending June 30, 2007 as compared to the same period in 2006 mainly due to the RCG Acquisition (12%), same market growth (3%), and other acquisitions (1%). The average revenue per treatment for the six months ended June 30, 2007 increased to $324 from $311 in 2006. In the U.S., the average revenue per treatment increased to $328 for the six month period ended June 30, 2007 from $314 for the same period in 2006. The improvement in the revenue rate per treatment is primarily due to improved commercial payor rates, a 1.6% increase in the Medicare composite rate, an increase in the drug add-on adjustment and the effects of the RCG Acquisition.

Net revenue for the North America segment for the six-month period ending June 30, 2007 increased as a result of increases in dialysis care revenue by 20% to $2,983 million from $2,487 million and product sales revenue by 18% to $314 million from $267 million.

The 20% increase in dialysis care revenue was driven by a 13% increase as a result of the effects of the RCG Acquisition net of acquisition-related divestitures, by same market treatment growth of 3% and 1% resulting from other acquisitions partially offset by sold or closed clinics (1%). In addition, revenue per treatment improved 4%.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

The administration of EPO represented approximately 23% of total North America dialysis care revenue for each of the six-month periods ending June 30, 2007 and 2006.

The product revenue increase was driven mostly by a higher sales volume of hemodialysis machines, bloodlines, concentrates, and sales of the phosphate binding drug “PhosLo®” which was acquired in late 2006.

Operating Income

Operating income increased by 22% to $543 million for the six-month period ended June 30, 2007 from $447 million for the same period in 2006. Operating income margin increased to 16.5% for the first six months in 2007 as compared to 16.2% for the same period in 2006 primarily due to increased revenue per treatment, PhosLo® sales, and a higher volume of products sold, partially offset by higher personnel costs, the effects of a $39 million gain in 2006 from the acquisition-related divestitures and $3 million costs in 2006 for the integration of the RCG Acquisition. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration, the operating income margin increased to 16.5% in the first half of 2007 from 14.9% in the same period in 2006. Cost per treatment increased to $270 in 2007 from $263 in 2006.

International Segment

	Key Indicators for International Segment
	Six Months	Six Months	Change in %
	Ended	Ended		At Constant
	June 30,	June 30,		Exchange
	2007	2006	As Reported	Rates

Number of treatments	3,920,696	3,343,556	17%
Same market treatment growth in %	6.8%	9.1%
Revenue in $ million	1,428	1,158	23%	16%
Depreciation and amortization in $ million	65	55	19%
Operating income in $ million	251	205	23%
Operating income margin in %	17.6%	17.7%

Revenue

Treatments increased by 17% for the six-month period ending June 30, 2007 over the same period in 2006 mainly due to same market growth (7%), and acquisitions (11%), partially offset by sold or closed clinics (1%). The average revenue per treatment increased to $146 from $131 due to increased reimbursement rates ($7) and the strengthening of local currencies against the U.S. dollar ($8).

The increase in net revenues for the International segment for the six-month period ending June 30, 2007 over the same period in 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 6% and organic growth during the period was 10% at constant exchange rates. Exchange rate fluctuations contributed 7%.

Including the effects of acquisitions, European region revenue increased 19% (10% at constant exchange rates), Latin America region revenue increased 22% (17% at constant exchange rates), and Asia Pacific region revenue increased 44% (42% at constant exchange rates).

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Total dialysis care revenue for the International segment increased during the first six months of 2007 by 31% (24% at constant exchange rates) to $573 million from $437 million in the same period of 2006. This increase is a result of same market treatment growth of 7% and a 12% increase in contributions from acquisitions. An increase in revenue per treatment contributed 5% and exchange rate fluctuations contributed approximately 7%.

Total dialysis product revenue for the first six months of 2007 increased by 19% (11% at constant exchange rates) to $855 million mostly due to increased dialyzer and peritoneal-dialysis product sales and increased hemodialysis machine sales partially offset by reduced machine sales in Germany as a result of accelerated sales in the prior year due to an increase in value added tax (VAT) in Germany as of January 1, 2007.

Operating Income

Operating income increased by 23% to $251 million primarily as a result of an increase in treatment volume, acquisitions and in volume of products sold. Operating income margin decreased slightly to 17.6% from 17.7% mainly due to higher growth in the dialysis care business which has lower than average margins as well as reduced machine sales in Germany as a result of accelerated sales in 2006 due to an increase in VAT as of January 1, 2007, partially compensated by economies of scale related to increased revenue.

LIQUIDITY AND CAPITAL RESOURCES

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Liquidity

We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At June 30, 2007, our working capital was $400 million, we had cash and cash equivalents of $207 million, and our ratio of current assets to current liabilities was 1.1. Our working capital decreased in the first half of 2007 to approximately $400 million from $1 billion at December 31, 2006. This was mainly the result of the reclassification from long-term to short-term liabilities of $645 million of Trust Preferred Securities which are mandatorily redeemable in February 2008. In July 2007, we issued 6 7/8% Senior Notes in the aggregate principal amount of $500 million and used the net proceeds to prepay indebtedness under our Senior Credit Agreement and accounts receivable facility as described below. Having taken these actions, we believe that our cash flow from operations and funds available from our accounts receivable and Senior Credit Agreement revolving loan facilities will provide adequate liquidity to retire the $645 million Trust Preferred Securities in 2008 when they come due.

Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended June 30, 2007, approximately 37% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

thus on our capacity to generate cash flow. See “Overview,” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore, cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

Accounts receivable balances at June 30, 2007 and December 31, 2006, net of valuation allowances, represented approximately 75 and 76 days of net revenue, respectively. This favorable development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables.

The development of days sales outstanding by operating segment is shown in the table below.

Development of Days Sales Outstanding

	June 30,	December 31,
	2007	2006

North America	58	59
International	112	119

Total	75	76

Cash from short-term borrowings is generated by selling interests in our accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius SE (formally Fresenius AG). Long-term financing is provided by the revolving portion and the term loans under our Senior Credit Agreement and our borrowings under our credit agreements with the European Investment Bank (“EIB”) and has been provided through the issuance of our euro-denominated notes (“Euro Notes”) and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

On June 26, 2007 we amended our Senior Credit Agreement to increase the aggregate amount of certain senior indebtedness we may incur in anticipation of issuing senior debt. On July 2, 2007, FMC Finance III S.A., our wholly owned subsidiary, issued 6 7/8% Senior Notes due 2017 in the amount of $500 million. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH. The proceeds, net of discount and bank fees but prior to the payment of other offering related expenses, were used to reduce $300 million of term indebtedness under our Senior Credit Agreement with the remaining proceeds of approximately $185 million applied to the outstanding balance under our short-term accounts receivable facility.

Our Senior Credit Agreement, EIB agreements, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the Senior Credit Agreement). Other covenants in one or more of each of these agreements and in our new senior notes restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments or create

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

liens. In addition, we are limited as to the annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2007).

The breach of any of the covenants could result in a default under the Senior Credit Agreement, the EIB agreements, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement. As of June 30, 2007, we are in compliance with all financial covenants under the Senior Credit Agreement and our other financing agreements.

The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Part II, Item 1, “Legal Proceedings” in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

During the third quarter, 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. We believe that we have resolved the outstanding issues at the audit level, subject to review and approval by the appropriate level within the taxing authority. Except for the refund claims discussed below, the U.S. Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions and plan to pursue recovery through IRS appeals and if necessary in the Federal courts of the tax and interest payment associated with such disallowance. An adverse determination in this litigation could lead to a material adverse effect on tax expenses, net income and earnings per share.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Dividends

In May, 2007, a dividend with respect to 2006 of € 1.41 per ordinary share (2005: € 1.23) and € 1.47 per preference share (2005: € 1.29) was approved by our shareholders at the Annual General Meeting and paid. The

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

total dividend payment was approximately $188 million (€139 million). We paid approximately $154 (€120) million in 2006 for dividends with respect to 2005. Our Senior Credit Agreement limits disbursements for dividends and certain other transactions relating to our own equity type instruments during 2008 to $260 million in total.

Analysis of Cash Flows

Operations

We generated cash from operating activities of $508 million in the first six months of 2007 and $312 million in the comparable period in 2006, an increase of approximately 63% from the prior year. Cash flows were primarily generated by increased earnings and were negatively impacted by payment delays from U.S. state programs due to the introduction of new reimbursement forms. Payments of $74 million for taxes and $15 million for other costs, both related to the RCG Acquisition, had a negative impact on cash generated from operations in 2006. See “Results of Operations” above. Cash flows were used mainly for investing (capital expenditures and acquisitions) and to pay down debt.

Investing

Cash used in investing activities was $327 million in the first six months of 2007 compared to $3,834 million (including the RCG Acquisition) in the first six months of 2006. In the period ending June 30, 2007, we paid approximately $114 million cash ($65 million in the North America segment and $49 million in the International segment) for acquisitions consisting primarily of dialysis clinics. We also received $27 million in conjunction with divestitures. In the same period in 2006, we paid $4,180 million cash for acquisitions, $4,170 in the North American segment consisting primarily of $4,145 million for the acquisition of RCG, partially offset by the cash receipts of $505 million from the acquisition related divestitures, and $10 million for dialysis clinics for the International segment.

Capital expenditures for property, plant and equipment net of disposals were $240 million in the six-month period ending June 30, 2007 and $160 million in same period in 2006. In the first half of 2007, capital expenditures were $148 million in the North America segment, and $92 million for the International segment. In 2006, capital expenditures were $107 million in the North America segment and $53 million for the International segment. The majority of our capital expenditures was used for equipping new clinics, maintaining existing clinics, maintenance and expansion of production facilities, primarily in North America, Germany and Japan, and capitalization of machines provided to our customers, primarily in Europe but also in Asia-Pacific and Latin America. Capital expenditures were approximately 5% of total revenue.

Financing

Net cash used in financing was $139 million for the first half of 2007 compared to cash provided by financing of $3,519 million for the first half of 2006. In 2007, cash used was for payment of dividends during the period and for repayments of long-term debt and capital lease obligations partially offset by proceeds from an increase of our A/R Facility. In 2006, $3,941 million required for the RCG Acquisition was provided by increased debt from the Senior Credit agreement and $307 million generated by the conversion of preference to ordinary shares. Cash on hand was $207 million at June 30, 2007 compared to $101 million at June 30, 2006.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Outlook

Below is a table showing our outlook for 2007 and 2008 based upon 2006 results.

	2007	2008

Revenue growth	12% to $9.5 billion	6% - 9%
Net Income	685 - 705 million
Net Income growth	28 - 31%	> 10%
Net Income adjusted* growth	19 - 23%	> 10%
Acquisitions and capital expenditures	approximately $650 million	approximately $650 million
Effective tax rate	approximately 38-39%	approximately 38-39%
Debt/EBITDA	under 3.0	under 3.0
Dividend	continuing increases	continuing increases

*	For purposes of this outlook, 2006 net income was adjusted to exclude the one time effects of certain items as shown in the reconciliation table below:

For year ended
December 31,
(Amounts in millions)	2006

Net Income	537
Transformation and settlement costs	1
Restructuring costs and in-process R&D	23
Write off of unamortized prepaid financing fees	9
Loss from FTC mandated clinic divestures	4

2006 Net Income excluding the effects of one-time items (Net Income adjusted)	574

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $926 million, 19.6% of sales, for the six month period ending June 30, 2007. EBITDA is the basis for determining compliance with certain covenants contained in our Senior Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our annual report on Form 20-F/A for the year ended December 31, 2006. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2007 and 2006 — (Continued)

Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:

1.	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

2.	Is irrevocable (unless a new election date occurs); and

3.	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

In September 2006, FASB issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the period ended June 30, 2007, no material changes occurred to the information presented in Item 11 of the Company’s Form 20-F/A annual report for the year ended December 31, 2006. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Form 20-F /A annual report for the year ended December 31, 2006.

PART I

FINANCIAL INFORMATION

ITEM 4

CONTROLS AND PROCEDURES

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls or certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s Pooling Agreement. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Commercial Litigation

We were formed as a result of a series of transactions we completed pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996, by and between W.R. Grace Y Co. and Fresenius AG (now called Fresenius SE). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid, as obvious and / or anticipated in light of prior act. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. We will appeal the court’s rulings. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.

PART II

OTHER INFORMATION — (Continued)

Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialisation of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.

Other Litigation and Potential Exposures

RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. We anticipate that the individual defendants may seek to claim indemnification from RCG. We are unable at this time to assess the merits of any such claim for indemnification.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to the FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 16, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group and Renal Care Group Supply Company and FMCH. We believe that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on our business, financial condition and results of operations.

In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations and those of RCG, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and

PART II

OTHER INFORMATION — (Continued)

vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.

In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. We are cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.

From time to time, we are a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

We have also had claims asserted against us and have had lawsuits filed against us relating to alleged patent infringements or businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims,

PART II

OTHER INFORMATION — (Continued)

and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 10 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115 million payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Seven resolutions were presented for approval at the Annual General Meeting by the ordinary shareholders, as follows:

Voting results of the Ordinary Shareholders Meeting held on May 15, 2007

Resulting of the Voting TOPIC 1 to TOPIC 5

		Votes
		(In Percentage of Shares Actually Voting)
	Resolution	In Favor	Opposed

TOPIC 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2006	99.99%	0.01%
TOPIC 2	Resolution on the application of profit	99.98%	0.02%
TOPIC 3	Resolution on the discharge of the then Management Board of Fresenius Medical Care AG	99.90%	0.10%
TOPIC 4	Resolution on the discharge of the General Partner	99.87%	0.13%
TOPIC 5	Resolution on the discharge of the Supervisory Board	99.89%	0.11%

Please note that under § 285 and § 136 of the German Stock Corporation Act 35,534,342 Shares held by Fresenius SE were not entitled to vote on TOPIC 3 to TOPIC 5.

Representation before TOPIC 6

Out of the ordinary capital stock of EUR 248,703,720.96 consisting of 97,149,891 ordinary shares, 71,742,748 shares were represented before TOPIC 6, which accounted for 73.85% of the ordinary share capital.

58,668 preference shares, which is 4.73% of the preference capital were represented before TOPIC 6. The capital stock of preference shares is EUR 3,174,845.44.

All in all, the capital stock of EUR 251,878,566.40 was represented with 71,801,416 shares = 72.98% before TOPIC 6.

PART II

OTHER INFORMATION — (Continued)

Resulting of the Voting TOPIC 6 to TOPIC 7

		Votes
		In Favor	Opposed
		(In %)	(In %)

TOPIC 6	Election of the auditors and group auditors for the financial year 2007	99.93%	0.07%
TOPIC 7	Resolution regarding a capital Increase from the Company’s own resources without issuance of new shares and the subsequent new division of the share capital (share split) and the conditional capitals as well as the respective amendments to the Articles of Association	99.92%	0.08%

Please note that under § 285 of the German Stock Corporation Act 35,534,342 Shares held by Fresenius SE were not entitled to vote on TOPIC 6.

ITEM 5.	OTHER INFORMATION

(a) i) Share Split

On June 18, 2007, a previously announced three-for-one share split of the Company’s ordinary shares and preferred shares became effective. In connection with the share split, the ratio of the Company’s ordinary American Depositary Shares (ADSs) and preference ADSs was adjusted from one ADS representing one-third of a share to one ADS representing one full share.

ii) Divestiture of Perfusion Business in the U.S.

Fresenius Medical Care sold the perfusion business unit of Fresenius Medical Care Extracorporeal Alliance (“FMCEA”) during the second quarter 2007. In 2006, FMCEA’s perfusion business contributed revenue of approximately $110 million. The Company deconsolidated the U.S. perfusion business effective May 9, 2007.

(b) Not applicable.

PART II

OTHER INFORMATION — (Continued)

ITEM 6.	EXHIBITS

Exhibit
No.	Item

4.1	Amendment No. 1 dated as of June 26, 2007 to Bank Credit Agreement dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein.
4.2	Amendment No. 1 dated as of June 26, 2007 to Term Loan Credit Agreement dated as of March 31, 2006 among and the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein.
4.3	Indenture relating to 6 7/8% Senior Notes due 2017 dated as of July 2, 2007 by and among FMC Finance III S.A. as Issuer, the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland, as Guarantors, and U.S. Bank National Association, as Trustee.
10.1	Registration Rights Agreement dated as of July 2, 2007 by and among FMC Finance III S.A., the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.
10.2	Amendment No. 1 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Furnished herewith)(1)
10.3	Amendment No. 2 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Furnished herewith)(1)
10.4	Amendment No. 3 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Furnished herewith)(1)
10.5	Amendment No. 4 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Furnished herewith)(1)
31.1	Certification of Chief Executive Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

(1)	Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:
Fresenius Medical Care Management AG, its
general partner

By:	/s/ Dr. Ben J. Lipps
Name: Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of
the General Partner

By:	/s/ Lawrence A. Rosen
Name: Lawrence A. Rosen

Title:	Chief Financial Officer of the General Partner

Date: August 2, 2007